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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   May 6, 2005





                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
    --------------------------------------
     Name  Mark Laurie
     Title:  Company Secretary


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                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
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                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

  NAME OF ENTITY          LIHIR GOLD LIMITED

  ABN                     069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

  NAME OF DIRECTOR              PETER CASSIDY

  DATE OF LAST NOTICE           23 JANUARY 2004

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

DIRECT OR INDIRECT INTEREST                   INDIRECT

NATURE OF INDIRECT INTEREST                   REGISTERED HOLDER - CASSIDY WATERS
(INCLUDING REGISTERED HOLDER)                 PTY LTD AS TRUSTEE FOR THE CASSIDY
Note: Provide details of the                  SUPERANNUATION FUND.
circumstances giving rise to the
relevant interest.

DATE OF CHANGE                                2 MAY 2005

NO. OF SECURITIES HELD PRIOR TO CHANGE        13,225

CLASS                                         ORDINARY

NUMBER ACQUIRED                               20,000

NUMBER DISPOSED

VALUE/CONSIDERATION                           $21,300
Note: If consideration is non-cash,
provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE           33,225

NATURE OF CHANGE                              ON-MARKET TRADE.
Example: on-market trade, off-market
trade, exercise of options, issue of
securities under dividend
reinvestment plan, participation in
buy-back


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+ See chapter 19 for defined terms.

Appendix 3Y  Page 1
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APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

DETAIL OF CONTRACT

NATURE OF INTEREST

NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

DATE OF CHANGE

NO. AND CLASS OF SECURITIES
TO WHICH INTEREST RELATED
PRIOR TO CHANGE
Note: Details are only required for a contract in relation to which the interest has changed

INTEREST ACQUIRED

INTEREST DISPOSED

VALUE/CONSIDERATION
Note: If consideration is non-cash, provide details and an estimated valuation

INTEREST AFTER CHANGE


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+ See chapter 19 for defined terms.

Appendix 3Y  Page 2